UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Root, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77664L108

(CUSIP Number)

12/31/2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Partners V, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,051,679 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,051,679 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,051,679 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.24% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,051,679 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,051,679 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,051,679 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.24% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,051,679 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,051,679 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,051,679 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.24% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L108

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,051,679 (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,051,679 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,051,679 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.24% (2)
12.	Type of Reporting Person (See Instructions) IN

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

(3)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person is a manager of SVM V and shares voting and dispositive power over the shares held by SVP V with the other managers of SVM V. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

CUSIP No. 77664L108

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Stacey Bishop
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,051,679 (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,051,679 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,051,679 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.24% (2)
12.	Type of Reporting Person (See Instructions) IN

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

(3)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person is a manager of SVM V and shares voting and dispositive power over the shares held by SVP V with the other managers of SVM V. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

CUSIP No. 77664L108

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Andrew Vitus
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,051,679 (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,051,679 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,051,679 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.24% (2)
12.	Type of Reporting Person (See Instructions) IN

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

(3)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person is a manager of SVM V and shares voting and dispositive power over the shares held by SVP V with the other managers of SVM V. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

CUSIP No. 77664L108

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Ariel Tseitlin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,051,679 (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,051,679 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,051,679 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.24% (2)
12.	Type of Reporting Person (See Instructions) IN

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

(3)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person is a manager of SVM V and shares voting and dispositive power over the shares held by SVP V with the other managers of SVM V. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

(a)	Name of Issuer

Root, Inc.

(b)	Address of Issuer’s Principal Executive Offices

80 E. Rich Street, Suite 500

Columbus, OH 43215

Item 2.

(a)	Name of Person Filing

Scale Venture Partners V, LP; Scale Venture Management V, LLC; Scale Venture Management V, LP; Rory O’ Driscoll; Stacey Bishop; Andrew Vitus; and Ariel Tseitlin

(b)	Address of Principal Business Office or, if none, Residence

Scale Venture Partners V, LP: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Scale Venture Management V, LLC: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Scale Venture Management V, LP: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Rory O’Driscoll:	950 Tower Lane, Suite 1150, Foster City, CA 94404
Stacey Bishop:	950 Tower Lane, Suite 1150, Foster City, CA 94404
Andrew Vitus:	950 Tower Lane, Suite 1150, Foster City, CA 94404
Ariel Tseitlin:	950 Tower Lane, Suite 1150, Foster City, CA 94404

(c)	Citizenship

Scale Venture Partners V, LP and Scale Venture Management V, LLC and Scale Venture Management V, LP are organized in Delaware. Each of Rory O’Driscoll, Stacey Bishop, Andrew Vitus and Ariel Tseitlin are US citizens.

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

77664L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Scale Venture Partners V, LP	6,051,679	(3)
Scale Venture Management V, LLC	6,051,679	(3)
Scale Venture Management V, LP	6,051,679	(3)

Rory O’Driscoll	6,051,679	(3)
Stacey Bishop	6,051,679	(3)
Andrew Vitus	6,051,679	(3)
Ariel Tseitlin	6,051,679	(3)

(b)	Percent of Class:

Scale Venture Partners V, LP	9.24	% (2)
Scale Venture Management V, LLC	9.24	% (2)
Scale Venture Management V, LP	9.24	% (2)
Rory O’Driscoll	9.24	% (2)
Stacey Bishop	9.24	% (2)
Andrew Vitus	9.24	% (2)
Ariel Tseitlin	9.24	% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Scale Venture Partners V, LP	6,051,679	(3)
Scale Venture Management V, LLC	6,051,679	(3)

(ii)	Shared power to vote or to direct the vote:

Scale Venture Management V, LP	6,051,679	(3)
Rory O’Driscoll	6,051,679	(3)
Stacey Bishop	6,051,679	(3)
Andrew Vitus	6,051,679	(3)
Ariel Tseitlin	6,051,679	(3)

(iii)	Sole power to dispose or to direct the disposition of:

Scale Venture Partners V, LP	6,051,679	(3)
Scale Venture Management V, LLC	6,051,679	(3)

(iv)	Shared power to dispose or to direct the disposition of:

Scale Venture Management V, LP	6,051,679	(3)
Rory O’Driscoll	6,051,679	(3)
Stacey Bishop	6,051,679	(3)
Andrew Vitus	6,051,679	(3)
Ariel Tseitllin	6,051,679	(3)

(2)

This percentage set forth on the cover sheets is calculated based upon 59,443,588 shares of Class A Common Stock reported to be outstanding as of November 24, 2020 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2020 as filed with the Securities and Exchange Commission (“SEC”) on December 2, 2020. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

(3)

Represents shares of Class B Common Stock held on December 31, 2020 by Scale Venture Partners V, LP (“SVP V”). Scale Venture Management V, LLC (“SVM V”) is the general partner of Scale Venture Management V, LP (“SVM LP”), the general partner of SVP V. SVM V is the ultimate general partner of SVP V and has sole voting and dispositive power with respect to the shares held by SVP V. Each share of Class B common stock is convertible at any time at the option of the holder into one share of

Class A common stock. The reporting person is a manager of SVM V and shares voting and dispositive power over the shares held by SVP V with the other managers of SVM V. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not applicable

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

SCALE VENTURE PARTNERS V, L.P.			SCALE VENTURE MANAGEMENT V, L.P.

By:	Scale Venture Management V, L.P		By:	Scale Venture Management V, LLC
	its General Partner			its General Partner

By:	/s/ Rory O’Driscoll		By:	/s/ Rory O’Driscoll
	Name:	Rory O’Driscoll		Name:	Rory O’Driscoll
	Title:	Managing Member		Title:	Manager

SCALE VENTURE MANAGEMENT V, LLC

By:	/s/ Rory O’Driscoll
	Name:	Rory O’Driscoll
	Title:	Manager

By:	/s/ Rory O’Driscoll		By:	/s/ Stacey Bishop
	Name:	Rory O’Driscoll		Name:	Stacey Bishop

By:	/s/ Andrew Vitus		By:	/s/ Ariel Tseitlin
	Name:	Andrew Vitus		Name:	Ariel Tseitlin

EXHIBITS

A:	Joint Filing Agreement